Filed by CancerVax Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CancerVax Corporation
Commission File No. 333-131817
CANCERVAX ANNOUNCES RECORD DATE
FOR STOCKHOLDERS ELIGIBLE TO VOTE ON MERGER
CARLSBAD, CA, March 16, 2006 — CancerVax Corporation (Nasdaq: CNVX), a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment of cancer, today announced that the close of business on Monday, March 27, 2006, has been set as the record date for the determination of stockholders eligible to receive the proxy and vote at the annual meeting to be held to consider and approve the previously announced merger with Micromet AG, a corporation organized under the laws of Germany.
On January 6, 2006, CancerVax entered into a definitive merger agreement with Micromet, which is subject to the approval of CancerVax stockholders and other customary closing conditions.
A proxy statement, once final, will be mailed together with a proxy card to the CancerVax stockholders. The final proxy statement will include the date, time and location of the annual meeting.
About CancerVax (www.cancervax.com)
CancerVax Corporation is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. CancerVax’s leading product candidate is D93, an anti-angiogenic, humanized, monoclonal antibody. CancerVax filed an investigational new drug application for clinical trials of D93 in February 2006.
About Micromet (www.micromet.de)
Micromet AG is a private, Munich, Germany-based biotechnology company with a focus on the development of novel, proprietary antibody-based products for cancer and inflammatory and autoimmune diseases. Two product candidates are currently in clinical trials. MT201, a recombinant human monoclonal antibody, is being evaluated in Phase 2 clinical trials for the treatment of patients with breast cancer and prostate cancer. MT103 is being studied in a Phase 1 clinical trial for the treatment of patients with non-Hodgkin’s lymphoma. The Company has established a drug development platform based on its BiTE™ technology, a unique, antibody-based format that leverages the cytotoxic potential of T cells, the most powerful ‘killer cells’ of the human immune system. Micromet has integrated infrastructure and expertise in drug design and development. The Company has attracted both top-tier life science investors and has established collaborations with MedImmune, Inc. and Serono.
Additional Information about the Merger and Where to Find It
In connection with the proposed merger transaction with Micromet, on February 13, 2006, CancerVax filed with the SEC a registration statement that contains a proxy statement/prospectus. Investors and security holders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about CancerVax, Micromet and the proposed transaction. CancerVax’s stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: (760) 494-4200.
Participants in the Solicitation
CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from CancerVax’s Investor Relations at the address listed above.
Forward-Looking Statements
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the companies’ respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in CancerVax’s periodic reports and other filings with the SEC.
Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact for CancerVax Corporation
William R. La Rue
SVP & Chief Financial Officer
+1 760-494-4200
http://www.cancervax.com